Exhibit 99.1

SIERRA METALS INC.

Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2021 and 2020

(unaudited)

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May 4, 2021

Management’s Responsibility for Financial Reporting

Management is responsible for the preparation of the unaudited condensed interim consolidated financial statements. These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting” using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”).

The Board of Directors of the Company is responsible for ensuring that Management fulfills its responsibilities for financial reporting. The Board of Directors carries out this responsibility through its Audit Committee, which is composed of three members. The committee meets various times during the year and at least once per year with the external auditors, with and without Management being present, to review the financial statements and to discuss audit and internal control related matters.

The Audit Committee of the Board of Directors approved the Company’s unaudited condensed interim consolidated financial statements.

“Luis Marchese”	“Ed Guimaraes”
Luis Marchese	Ed Guimaraes
Chief Executive Officer	Chief Financial Officer

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Sierra Metals Inc.

Condensed Interim Consolidated Statements of Financial Position

As at March 31, 2021 and December 31, 2020

(In thousands of United States dollars, unaudited)

	Note	March 31, 2021	December 31, 2020
		$	$
ASSETS

Current assets:
Cash and cash equivalents		74,329	71,473
Trade and other receivables	4	41,003	38,694
Income tax receivable		471	438
Prepaid expenses		1,974	1,968
Inventories	5	25,243	23,476
		143,020	136,049

Non-current assets:
Property, plant and equipment	6	303,672	301,786
Deferred income tax		1,628	1,757
Total assets		448,320	439,592

LIABILITIES

Current liabilities:
Accounts payable and accrued liabilities	7	37,283	30,317
Income tax payable		5,580	7,545
Loans payable	8	24,793	18,480
Decommissioning liability		2,352	1,260
Other liabilities		8,308	7,562
		78,316	65,164

Non-current liabilities:
Loans payable	8	74,708	80,903
Deferred income tax		29,856	29,903
Decommissioning liability		19,258	21,207
Other liabilities		1,996	2,207
Total liabilities		204,134	199,384

EQUITY
Share capital	9	232,915	230,980
Accumulated deficit		(38,736)	(41,820)
Other reserves		10,123	11,840
Equity attributable to owners of the Company		204,302	201,000
Non-controlling interest	10	39,884	39,208
Total equity		244,186	240,208

Total liabilities and equity		448,320	439,592

Contingencies (notes 3, 8 and 17)

Approved on behalf of the Board and authorized for issue on May 4, 2021:

“Jose Vizquerra”	“Koko Yamamoto”
Jose Vizquerra	Koko Yamamoto
Chairman of the Board	Chairperson Audit Committee

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

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Sierra Metals Inc.

Condensed Interim Consolidated Statements of Income (Loss)

For the three months ended March 31, 2021 and 2020

(In thousands of United States dollars, except per share amounts, unaudited)

		Three Months Ended March 31,
		2021	2020
	Note	$	$
Revenue	16	69,624	55,558

Cost of sales
Mining costs	11	(37,117)	(37,748)
Depletion, depreciation and amortization	11	(11,248)	(9,593)
		(48,365)	(47,341)
Gross profit from mining operations		21,259	8,217

General and administrative expenses		(5,996)	(5,490)
Selling expenses		(2,720)	(2,598)
Income from operations		12,543	129

Other income (loss)		(239)	316
Foreign currency exchange gain		732	3,444
Interest expense and other finance costs		(880)	(1,432)
Derivative instruments gains	13	451	-
Income before income tax		12,607	2,457

Income taxes (expense) recovery:
Current tax expense		(8,792)	(2,011)
Deferred tax expense		(55)	(2,194)
		(8,847)	(4,205)

Net income (loss)		3,760	(1,748)

Net income (loss) attributable to:
Shareholders of the Company		3,084	(1,869)
Non-controlling interests	10	676	121
		3,760	(1,748)

Weighted average shares outstanding (000s)
Basic		163,428	162,115
Diluted		164,811	162,115

Basic income (loss) per share		0.02	(0.01)
Diluted income (loss) per share		0.02	(0.01)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

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Sierra Metals Inc.

Condensed Interim Consolidated Statements of Comprehensive Income (Loss)

For the three months ended March 31, 2021 and 2020

(In thousands of United States dollars, unaudited)

	Three months ended March 31,
	2021	2020
	$	$
Net income (loss)	3,760	(1,748)

Other comprehensive loss
Items that may be subsequently classified to net loss:
Currency translation adjustments on foreign operations	(219)	(736)
Total comprehensive income (loss)	3,541	(2,484)

Total comprehensive income (loss) attributable to shareholders	2,865	(2,605)
Non-controlling interests	676	121
Total comprehensive income (loss) attributable to shareholders	3,541	(2,484)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

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Sierra Metals Inc.

Condensed Interim Consolidated Statements of Changes in Equity

For the three months ended March 31, 2021 and year end December 31, 2020

(In thousands of United States dollars, unaudited)

	Common Shares		Other	Retained earnings	Total attributable	Non-controlling	Total
	Shares	Amounts	reserves	(accumulated deficit)	to shareholders	Interest	shareholders’ equity
		$	$	$	$	$	$
Balance at January 1, 2021	162,810,553	230,980	11,840	(41,820)	201,000	39,208	240,208

Exercise of RSUs	617,597	1,935	(1,935)	-	-	-	-
Share-based compensation expense		-	437	-	437	-	437
Total comprehensive income (loss)		-	(219)	3,084	2,865	676	3,541
Balance at March 31, 2021	163,428,150	232,915	10,123	(38,736)	204,302	39,884	244,186

	Common Shares		Other	Retained earnings	Total attributable	Non-controlling	Total
	Shares	Amounts	reserves	(accumulated deficit)	to shareholders	Interest	shareholders’ equity
		$	$	$	$	$	$
Balance at January 1, 2020	162,115,379	230,456	11,566	(65,239)	176,783	35,236	212,019

Exercise of RSUs	695,174	524	(524)	-	-	-	-
Share-based compensation expense	-	-	668	-	668	-	668
Total comprehensive income	-	-	130	23,419	23,549	3,972	27,521
Balance at December 31, 2020	162,810,553	230,980	11,840	(41,820)	201,000	39,208	240,208

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

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Sierra Metals Inc.

Condensed Interim Consolidated Statements of Cash Flows

For the three months ended March 31, 2021 and 2020
(In thousands of United States dollars, unaudited)

		Three months ended March 31,
	Note	2021	2020
		$	$
Cash flows from operating activities
Net income (loss) from operations		3,760	(1,748)
Adjustments for:
Items not affecting cash:
Depletion, depreciation and amortization		11,782	9,702
Share-based compensation		437	373
Loss on disposals and write-offs		-	202
Interest expense and other finance costs		880	1,432
NRV adjustment to inventory		356	1,216
Current income tax expense		8,792	2,011
Deferred income taxes expense (recovery)		55	2,194
Unrealized foreign currency exchange (gain) loss		(436)	328
Operating cash flows before movements in working capital		25,626	15,710
Net changes in non-cash working capital items	15	3,264	(3,767)
Decomissioning liabilities settled		(58)	(38)
Income tax paid		(10,672)	(5,375)
Cash generated from operating activities		18,160	6,530

Cash flows used in investing activities
Capital expenditures		(14,552)	(11,235)
Cash used in investing activities		(14,552)	(11,235)

Cash flows used in financing activities
Loans interest paid		(843)	(1,273)
Cash used in financing activities		(843)	(1,273)

Effect of foreign exchange rate changes on cash and cash equivalents		91	(87)

Increase (decrease) in cash and cash equivalents		2,856	(6,065)
Cash and cash equivalents, beginning of period		71,473	42,980
Cash and cash equivalents, end of period		74,329	36,915

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

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Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2021 and 2020
(In thousands of United States dollars, except per share amounts and unless otherwise stated, unaudited)

1	Description of business and nature of operations

Sierra Metals Inc. (“Sierra Metals” or the “Company”) was incorporated under the Canada Business Corporations Act on April 11, 1996, and is a Canadian and Peruvian listed mining company focused on the production, exploration and development of precious and base metals in Peru and Mexico. The Company’s key priorities are to generate strong cash flows and to maximize shareholder value.

The Company’s shares are listed on the TSX, NYSE American Exchange, and the Bolsa de Valores de Lima (“BVL”) and its registered office is 161 Bay Street, Suite 4260, Toronto, Ontario, M5J 2S1, Canada.

The Company owns an 81.84% interest in the polymetallic Yauricocha Mine in Peru and a 100% interest in the Bolivar and Cusi Mines in Mexico. In addition to its producing mines, the Company also owns various exploration projects in Mexico and Peru.

2	Significant accounting policies

The significant accounting policies used in the preparation of these condensed interim consolidated financial statements are as follows:

(a)	Basis of preparation

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. These unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2020. The Company’s significant accounting policies were presented in note 2 to the consolidated financial statements for the year ended December 31, 2020 and have been consistently applied in the preparation of these condensed interim consolidated financial statements. These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors on May 4, 2021.

(b)	Basis of consolidation

These condensed interim consolidated financial statements include the accounts of the Company and its subsidiaries, which are entities controlled by the Company. Control exists when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are consolidated from the date that control commences until the date that control ceases.

Non-controlling interests represent equity interests in subsidiaries owned by outside parties. Changes in the parent company’s ownership interest in subsidiaries that do not result in a loss of control are accounted for as equity transactions.

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Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2021 and 2020
(In thousands of United States dollars, except per share amounts and unless otherwise stated, unaudited)

2	Significant accounting policies (continued)

The principal subsidiaries of the Company and their geographical locations as at March 31, 2021 are as follows:

Name of the subsidiary	Ownership interest	Location
Dia Bras EXMIN Resources Inc.	100%	Canada
Sociedad Minera Corona, S. A. (“Corona”) [1]	81.84%	Perú
Dia Bras Peru, S. A. C. (“Dia Bras Peru”) [1]	100%	Perú
Dia Bras Mexicana, S. A. de C. V. (“Dia Bras Mexicana”)	100%	México
Servicios de Minería de la Sierra, S. A. de C. V.	100%	México
Bolívar Administradores, S. A. de C. V.	100%	México
EXMIN, S. A. de C. V.	100%	México
Servicios de Produccion Y Extraccion de Chihuahua, S.A. de C.V	100%	México
Asesores Administrativos Y de Recursos Humanos, S.A. de C.V	100%	México

1The Company, through its wholly owned subsidiary Dia Bras Peru, holds an 81.84% interest in Corona, which represents 92.33% of the voting shares. The Company consolidates Corona’s financial results and records a non-controlling interest for the 18.16% that it does not own.

3	COVID-19 estimation uncertainty

In preparing the Company’s consolidated financial statements, the management makes judgments in applying its accounting policies. The areas of policy judgment are consistent with those reported in the Company’s 2020 annual consolidated financial statements. In addition, the Company makes assumptions about the future in deriving estimates used in preparing our consolidated financial statements. As disclosed in the 2020 annual consolidated financial statements, sources of estimation uncertainty include estimates used to determine the recoverable amounts of long-lived assets, recoverable reserves and resources, the provision for income taxes and the related deferred tax assets and liabilities and the valuation of other assets and liabilities including decommissioning and restoration provisions.

In March 2020, the World Health Organization declared a global pandemic related to COVID-19. This pandemic resulted in shutdown of economies worldwide and had serious impacts on global commerce in second quarter of 2020. While economies reopened in the second half of 2020 and commodities, foreign exchange markets and securities have demonstrated a decent recovery, there is still some uncertainty due to new strains of the Corona virus.

During the quarter ended March 31, 2021, the Company continued its efforts to safeguard the health of its employees, while continuing to operate safely and responsibly maintain employment and economic activity. Operational challenges due to the pandemic include delays in mine development leading to lower head grades, and forced deferral of some exploration and capital projects.

On January 27, 2021, the Peruvian Government, in response to the “second wave” of COVID-19, declared a quarantine period in certain cities for two weeks ending on February 14, 2021. This period was extended on February 10, 2021 for an additional two weeks until February 28, 2021. The second wave in Peru is still ongoing with the number of cases remaining at all-time highs.

In Mexico, the contagion was at its peak at the end of 2020, with hospitalization rates higher than 80% of the capacity in the state of Chihuahua, where the Company operates. Although the number of new cases declined until mid-March 2021, these cases have gradually been increasing since then, possibly due to new strains of the virus. The Mexican Government announced a precautionary closure of non-essential businesses in the last weekend April 2021 and greater restrictions have been imposed on businesses and mobility of people.

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Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2021 and 2020
(In thousands of United States dollars, except per share amounts and unless otherwise stated, unaudited)

3	COVID-19 estimation uncertainty (continued)

Although the Company’s operations have not been directly affected by these additional measures taken by the local governments since mining is considered “essential business” in both jurisdictions, they are affected by the overall pandemic.

4	Trade and other receivables

	March 31,	December 31,
	2021	2020
	$	$
Trade receivables	31,099	28,750
Sales tax receivables	9,904	9,944
	41,003	38,694

5	Inventories

	March 31,	December 31,
	2021	2020
	$	$
Stockpiles	874	1,047
Concentrates	5,544	4,185
Supplies and spare parts	18,825	18,244
	25,243	23,476

Cost of sales are comprised of production costs of sales and depletion, depreciation and amortization, and represent the cost of inventories recognized as an expense for the periods ended March 31, 2021 and 2020 of $48,365 and $47,341, respectively. During the three months ended March 31, 2021, the Company wrote down stockpile and concentrate inventory to its net realizable value (“NRV”), recording a charge of $356 (2020 - $1,216), which is included in our mining costs as per note 11.

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Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2021 and 2020
(In thousands of United States dollars, except per share amounts and unless otherwise stated, unaudited)

6	Property, plant and equipment

	Plant and equipment	Mining properties	Assets under construction	Exploration and evaluation expenditure	Total
Cost	$	$	$	$	$
Balance as of January 1, 2020	269,669	447,075	50,152	69,259	836,155

Additions	5,180	6,348	13,218	11,184	35,930
Change in estimate of decomissioning liability	5,427	-	-	-	5,427
Disposals	(4,514)	-	-	(2,032)	(6,546)
Transfers	24,783	25,979	(10,909)	(39,853)	-
Balance as of December 31, 2020	300,545	479,402	52,461	38,558	870,966

Additions	498	3,216	7,671	3,167	14,552
Change in estimate of decomissioning liability	(884)				(884)
Transfers	17			(17)	-
Balance as of March 31, 2021	300,176	482,618	60,132	41,708	884,634

	Plant and equipment	Mining properties	Assets under construction	Exploration and evaluation expenditure	Total
Accumulated depreciation	$	$	$	$	$
Balance as of January 1, 2020	166,946	351,053	-	13,041	531,040

Depletion, depreciation and amortization	27,475	13,958	-	-	41,433
Disposals	(3,293)	-	-	-	(3,293)
Transfers	12,310	731	-	(13,041)	-
Balance as of December 31, 2020	203,438	365,742	-	-	569,180

Depletion, depreciation and amortization	7,780	4,002	-	-	11,782
Balance as of March 31, 2021	211,218	369,744	-	-	580,962

Net Book Value - March 31, 2021	88,958	112,874	60,132	41,708	303,672
Net Book Value - December 31, 2020	97,107	113,660	52,461	38,558	301,786
Net Book Value - December 31, 2019	102,723	96,022	50,152	56,218	305,115

The Company performs impairment indicators assessments for its property, plant and equipment at all sites, using life of mine plans at the end of each quarter. These life of mine plans incorporate current operational practices, long term metal prices based on recent analyst consensus and productivity assumptions, based on recent operating experience at the mines. The life of mine plan is not a National Instrument 43-101 technical report, but management’s best estimate at quarter ends. As at March 31, 2021, management concluded that there were no impairment indicators for any of its cash generating units.

7	Accounts payable and accrued liabilities

	March 31, 2021 $	December 31, 2020 $
Trade payables	21,197	16,949
Other payables and accrued liabilities	16,086	13,368
	37,283	30,317

All accounts payable and accrued liabilities are expected to be settled within 12 months

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Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2021 and 2020
(In thousands of United States dollars, except per share amounts and unless otherwise stated, unaudited)

8	Loans payable

	March 31, 2021 $	December 31, 2020 $
Senior Secured Corporate Credit Facility with Banco de Credito del Peru ("BCP")
Current Portion	24,793	18,480
Long term Portion	74,708	80,903
Total loans payable	99,501	99,383

On March 11, 2019, the Company entered into a six-year senior secured corporate credit facility (“Corporate Facility”) with BCP that provides funding of up to $100 million effective March 8, 2019. The Corporate Facility provided the Company with additional liquidity and financial flexibility to fund future capital projects in Mexico as well as corporate working capital requirements. The Company also used the proceeds of the new facility to repay existing debt balances. The most significant terms of the agreement were:

●	Term: 6-year term maturing March 2025

●	Principal Repayment Grace Period: 2 years

●	Principal Repayment Period: 4 years

●	Interest Rate: 3.15% + LIBOR 3M

The Corporate Facility is subject to customary covenants, including consolidated net leverage and interest coverage ratios and customary events of default. The Company is in compliance with all covenants as at March 31, 2021.

Interest is payable quarterly and interest payments began on the drawn and undrawn portions of the facility starting in June 2019. During the quarter ended March 31, 2021, the Company made interest payments of $591 (Q1 2020 - $891).

On February 17, 2020, BCP entered into a syndication agreement with Banco Santander S.A for $30.0 million of this credit facility. BCP continues to remain as the principal lender and there were no changes to the terms and conditions of the original agreement. Principal payments on the amount drawn from the facility will begin in June 2021. The loan is recorded at amortized cost and is being accreted to face value over 6 years using an effective interest rate of 4.39%.

9	Share capital and share-based payments

(a)	Authorized capital

The Company has an unlimited amount of authorized common shares with no par value.

(b)	Restricted share units (“RSUs”)

The changes in RSU’s issued during the three months ended March 31, 2021 and the year ended December 31, 2020 was as follows:

	Number of RSUs
	March 31, 2021	December 31, 2020
Outstanding, beginning of period	1,409,058	1,630,423
Granted	617,187	898,857
Exercised	(617,597)	(695,174)
Forfeited	(25,533)	(425,048)
Outstanding, end of period	1,383,115	1,409,058

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Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2021 and 2020
(In thousands of United States dollars, except per share amounts and unless otherwise stated, unaudited)

9	Share capital and share-based payments (continued)

On June 30, 2020, the Company’s shareholders approved the RSU plan, whereby RSUs may be granted to directors, officers, consultants or employees at the discretion of the Board of Directors. The RSU plan provides for the issuance of common shares from treasury upon the exercise of vested RSUs at no additional consideration. There is no cash settlement related to the vesting of RSU’s as they are all settled with equity. The current maximum number of common shares authorized for issue under the RSU plan is 5% of the number of issued and outstanding common shares of the Company at the time of grant. The RSUs have vesting conditions determined by the Board of Directors, and the vesting conditions are non-market conditions and are not performance based.

During the quarter ended March 31, 2021, the Company granted RSUs totalling 617,187 (quarter ended March 31, 2020 – nil), which had a fair value of C$3.95 based on the closing share price at the grant date. RSUs exercised during the three months ended March 31, 2021 had a weighted average fair value of C$1.81. As at March 31, 2021, the weighted average fair value of the RSUs outstanding is C$2.52 (As at December 31, 2020 – C$1.57).

10	Non-controlling interest

Set out below is the summarized financial information of our subsidiary Corona which has a material non-controlling interest (note 2(b)). The information below is before intercompany eliminations.

Summarized balance sheet

	March 31, 2021 $	December 31, 2020 $
Current
Assets	125,517	118,045
Liabilities	(31,523)	(26,890)
Total current net assets	93,994	91,155

Non-current
Assets	169,450	170,277
Liabilities	(43,255)	(45,145)
Total non-current net assets	126,195	125,132
Net assets	220,189	216,287

Summarized income statement

	For the three months ended March 31,
	2021 $	2020 $
Revenue	41,925	33,718
Income before income tax	9,734	4,691
Income tax expense	(6,010)	(4,023)
Total income	3,724	668
Total income attributable to non-controlling interests	676	121

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Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2021 and 2020
(In thousands of United States dollars, except per share amounts and unless otherwise stated, unaudited)

10	Non-controlling interest (continued)

Summarized cash flows

	For the three months ended March 31,
	2021 $	2020 $
Cash flows from operating activities
Cash generated from operating activities	16,496	10,056
Net changes in non cash working capital items	1,163	(1,214)
Decomissioning liabilities settled	(58)	(39)
Income taxes paid	(7,174)	(5,110)
Net cash generated from operating activities	10,427	3,693
Net cash used in investing activities	(6,392)	(7,843)
Net cash used in financing activities	(1,000)	(335)
Effect of foreign exchange rate changes on cash and cash equivalents	(23)	(24)
Decrease in cash and cash equivalents	3,012	(4,509)
Cash and cash equivalents, beginning of period	65,027	35,004
Cash and cash equivalents, end of period	68,039	30,495

11	Mining costs

Mining costs include mine production costs, milling and transport costs, royalty expenses, site administration costs but not the primary mine development costs which are capitalized and depreciated over the specific useful life or reserves related to that development and ore included in depreciation and amortization. The mining costs for the three months ended March 31, 2021 and 2020 relate to the Yauricocha, Bolivar and Cusi Mines.

	Three months ended March 31,
	2021 $	2020 $
Employee compensation and benefits	7,107	6,423
Third party and contractors costs	18,599	17,769
Depreciation	11,248	9,593
Consumables	7,944	10,937
Changes in inventory and other	3,467	2,619
	48,365	47,341

12	Segment reporting

The Company primarily manages its business on the basis of the geographical location of its operating mines. The Company’s operating segments are based on the reports reviewed by the senior management group that are used to make strategic decisions. The Chief Executive Officer considers the business from a geographic perspective considering the performance of the Company’s business units. The corporate division only earns income that is considered to be incidental to the activities of the Company and thus it does not meet the definition of an operating segment; as such it has been included within “other reconciling items.”

The reporting segments identified are the following:

●	Peru – Yauricocha Mine

●	Mexico – Bolivar and Cusi Mines

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Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2021 and 2020
(In thousands of United States dollars, except per share amounts and unless otherwise stated, unaudited)

12	Segment reporting (continued)

The following is a summary of the reported amounts of net income (loss) and the carrying amounts of assets and liabilities by operating segment:

	Peru Yauricocha Mine	Mexico Bolivar Mine	Mexico Cusi Mine	Canada Corporate	Total
Three months ended March 31, 2021	$	$	$	$	$
Revenue (1)	41,925	21,528	6,171	-	69,624

Production cost of sales	(21,466)	(10,405)	(5,246)	-	(37,117)
Depletion of mineral property	(5,243)	(1,113)	(511)	-	(6,867)
Depreciation and amortization of property, plant and equipment	(1,443)	(2,068)	(870)	-	(4,381)
Cost of sales	(28,152)	(13,586)	(6,627)	-	(48,365)

Gross profit (loss) from mining operations	13,773	7,942	(456)	-	21,259

Income (loss) from operations	9,954	5,392	(1,200)	(1,603)	12,543
Derivative gains	-	-	451	-	451
Interest expense and other finance costs	(603)	(11)	(3)	(263)	(880)
Other income (expense)	(317)	62	19	(3)	(239)
Foreign currency exchange gain (loss)	170	404	124	34	732
Income (loss) before income tax	9,204	5,847	(609)	(1,835)	12,607

Income tax expense	(6,010)	(2,206)	(631)	-	(8,847)

Net income (loss) from operations	3,194	3,641	(1,240)	(1,835)	3,760

	Peru	Mexico	Canada	Total
March 31, 2021	$	$	$	$
Total assets	274,300	173,214	806	448,320
Non-current assets	169,579	135,684	37	305,300
Total liabilities	143,743	29,740	30,651	204,134

(1)	Includes provisional pricing adjustments of: $576 for Yauricocha, $431 for Bolivar, and $(131) for Cusi.

	Peru Yauricocha Mine	Mexico Bolivar Mine	Mexico Cusi Mine	Canada Corporate	Total
Three months ended March 31, 2020	$	$	$	$	$
Revenue (1)	33,718	18,560	3,280	-	55,558

Production cost of sales	(21,694)	(9,880)	(6,174)	-	(37,748)
Depletion of mineral property	(3,948)	(1,031)	(739)	-	(5,718)
Depreciation and amortization of property, plant and equipment	(1,247)	(1,967)	(661)	-	(3,875)
Cost of sales	(26,889)	(12,878)	(7,574)	-	(47,341)

Gross profit (loss) from mining operations	6,829	5,682	(4,294)	-	8,217

Income (loss) from operations	3,629	2,981	(5,018)	(1,463)	129
Interest expense and other finance costs	(1,035)	(5)	(6)	(386)	(1,432)
Other income (expense)	(10)	157	33	136	316
Foreign currency exchange gain (loss)	61	2,372	486	525	3,444
Income (loss) before income tax	2,645	5,505	(4,505)	(1,188)	2,457

Income tax expense	(4,144)	(51)	(10)	-	(4,205)

Net income (loss) from operations	(1,499)	5,454	(4,515)	(1,188)	(1,748)

	Peru	Mexico	Canada	Total
March 31, 2020	$	$	$	$
Total assets	236,425	156,915	5,966	399,306
Non-current assets	174,472	132,909	74	307,455
Total liabilities	132,681	25,853	30,864	189,398

(1)	Includes provisional pricing adjustments of: $127 for Yauricocha, $(283) for Bolivar, and $161 for Cusi.

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Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2021 and 2020
(In thousands of United States dollars, except per share amounts and unless otherwise stated, unaudited)

12	Segment reporting (continued)

For the three months ended March 31, 2021, 60% of the revenues ($41,925) were from seven customers based in Peru and the remaining 40% of the revenues ($27,699) were from two customers based in Mexico. In Peru, two of the seven customers accounted for 45% and 26% of the revenues. In Mexico, the two customers accounted for 63% and 37% of the revenues.

For the three months ended March 31, 2020, 61% of the revenues ($33,718) were from five customers based in Peru and the remaining 39% of the revenues ($21,840) were from one customer based in Mexico. In Peru, two of the five customers accounted for 44% and 29% of the revenues.

As at March 31, 2021, the trade receivable balance of $31,099 includes amounts outstanding of $9,932 and $21,167 from the customers in Mexico and Peru, respectively.

13	Derivative instruments

In accordance with IFRS 9, the Company records the fair value of the derivative instruments (fixed price contracts) at the end of the reporting period as an asset (in the money) or liability (out of the money). The mark-to-market fair value of the Company’s outstanding derivative instruments is based on independently provided market rates and determined using standard valuation techniques. At the end of the reporting period, a corresponding gain or loss is recorded in the Condensed Interim Consolidated Statements of Income (Loss) as ‘Derivative Instruments Gains’.

The Company had no outstanding derivative instruments at March 31, 2021.

For the quarter ended March 31, 2021, the Company received $451 ($nil for quarter ended March 31, 2020), in settlement of the derivative instruments that matured in the period.

Changes in the fair value of the Company’s outstanding derivative instruments are recognized through the Company’s income statement as non-cash derivative instrument unrealized gains or losses. At maturity of each contract, a cash settlement takes place resulting in a corresponding reduction in the carrying value of the derivative instruments.

14	Financial instruments and financial risk management

The Company’s financial instruments include cash and cash equivalents, trade receivables, financial assets, accounts payable and accrued liabilities and loans payable.

(a)	Fair value of financial instruments

As at March 31, 2021 and December 31, 2020, the fair value of the financial instruments approximates their carrying value.

(b)	Fair value hierarchy

Financial instruments carried at fair value are categorized based on a three-level valuation hierarchy that reflects the significance of inputs used in making the fair value measurements as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets and liabilities

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices)

The Company’s metal concentrate sales are subject to provisional pricing with the selling prices adjusted at the end of the quotational period. The Company’s trade receivables are marked-to-market at each reporting period based on quoted forward prices for which there exists an active commodity market.

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Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2021 and 2020
(In thousands of United States dollars, except per share amounts and unless otherwise stated, unaudited)

14	Financial instruments and financial risk management (continued)

Level 3 – inputs for the asset or liability that are not based on observable market data.

At March 31, 2021 and December 31, 2020, the levels in the fair value hierarchy into which the Company’s financial assets and liabilities are measured and recognized on the Consolidated Statement of Financial Position are categorized as follows:

	March 31, 2021				December 31, 2020
Recurring measurements	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	$	$	$	$	$	$	$	$
Trade receivables (1)	-	31,099	-	31,099	-	28,750	-	28,750
	-	31,099	-	31,099	-	28,750	-	28,750

(1)Trade receivables exclude sales and income tax receivables.

There were no transfers between level 1 and level 2 during the three months ended March 31, 2021 and 2020.

15	Supplemental cash flow information

Changes in working capital

	Three months ended March 31,
	2021	2020
	$	$
Trade and other receivables	(2,309)	7,435
Financial and other assets	(6)	217
Inventories	(2,123)	176
Accounts payable and accrued liabilities	7,061	(9,996)
Income taxes payable	-	(40)
Other liabilities	641	(1,559)
	3,264	(3,767)

16	Revenues from mining operations

The Company has recognized the following amounts related to revenue in the consolidated statements of income:

	Three Months Ended
	March 31, 2021	March 31, 2020
	$	$
Revenues from contracts with customers	68,748	55,553
Provisional pricing adjustments on concentrate sales	876	5
Total revenues	69,624	55,558

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Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2021 and 2020
(In thousands of United States dollars, except per share amounts and unless otherwise stated, unaudited)

16	Revenues from mining operations (continued)

The following table sets out the disaggregation of revenue by metals:

	Three Months Ended
	March 31, 2021	March 31, 2020
	$	$
Revenues from contracts with customers:
Silver	17,790	11,053
Copper	21,665	22,414
Lead	7,083	5,603
Zinc	18,309	11,317
Gold	3,901	5,166
Total revenues from contracts with customers	68,748	55,553

17	Contingencies

The Company and its subsidiaries have been named as defendants in certain actions incurred in the normal course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated. In the opinion of Management, these matters will not have a material effect on the consolidated financial statements of the Company.

These matters include an ongoing personal action filed in Mexico against Dia Bras Mexicana S.A de C.V (“DBM”) by an individual, Carlos Emilio Seijas Bencomo, claiming the annulment and revocation of the purchase agreement of two mining concessions, Bolívar III and IV between Minera Senda de Plata S.A. de C.V. and Ambrosio Bencomo Casavantes, and with this, the nullity of purchase agreement between DBM and Minera Senda de Plata S.A. de C.V. As per latest development, on March 21, 2021, the first Civil Court of Chihuahua absolved DBM of all claims raised by the plaintiff. Although the plaintiff filed an appeal against this ruling on April 7, 2021, the Company believes that there is no merit in this appeal and the possibility of reversal of the March 12, 2021 ruling is very unlikely.

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